BAJA MINING
C O R P

2350 - 1177 West Hastings St.
Vancouver, BC
Canada V6E 2K3
Tel: 604 685 2323
Fax: 604 629 5228
Website: www.bajamining.com

05013086

December 2, 2005

SEC MAIL RECEIVED PROCESSING
DEC 5 2005
WASH, D.C. 199 SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

SUPPL

Re: Baja Mining Corp.
SEC File No. 82-34889

We are submitting herewith current information on Form 6-K, for the month of November, 2005, pursuant to Regulation 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed Form 6-K's by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Yours truly,

BAJA MINING CORP.

Per: John W. Greenslade

JWG/gm
Enclosure

/BAJA/SEC FILINGS/ltSEC nov.doc

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November

BAJA MINING CORP.
(Translation of registrant's name into English)

Baja Mining Corp.
2350 - 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
(604) 685-2323
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [X] No [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X] No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-34889**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2005

BAJA MINING CORP.
(Registrant)

By: [signature]
President

Exhibit 1

November 8, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

FIRST TRANCHE OF PRIVATE PLACEMENT CLOSED

John Greenslade, President of Baja Mining Corp. (the "Company"), is pleased to announce that it has completed the first tranche of a non-brokered private placement of 1,426,678 Units. Each Unit was sold at a price of $0.35 and consisted of one common share and one-half of a share purchase warrant. One whole warrant entitles the holder thereof to purchase one additional common share at an exercise price of $0.45 per share at any time prior to November 2, 2007.

The common shares and share purchase warrants issued as part of the private placement, including common shares issued upon exercise of the share purchase warrants, are subject to a hold period until March 3, 2006.

Placement funds will supplement funds on hand and will be used to further the completion of the Definitive Feasibility Study currently underway and for general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Greenslade"

JOHN GREENSLADE
PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 2

November 29, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

2005 THIRD QUARTER REPORT

Baja Mining Corp. (the "Company") is pleased to provide its third quarter results for September 30, 2005. The following is a brief summary of the September 30, 2005 quarterly Financial Statements and Management Discussion and Analysis. Complete details may be found on the Company's website at www.bajamining.com, as well as on SEDAR at www.sedar.com. All amounts are in CDN dollars unless otherwise noted.

The Company is involved in the development of, and presently completing a Definitive Feasibility Study ("DFS") on, the El Boleo copper-cobalt-manganese-zinc Property ("Boleo") in Santa Rosalia, Baja California Sur, Mexico. On April 20, 2004, the Company completed a reverse takeover ("RTO") of Mintec International Corporation ("Mintec") and completed a C$10 million equity financing in conjunction with the RTO. Mintec, through its wholly owned subsidiary, Minera Y Metalurgica del Boleo, SA de CV ("MMB"), owns a 100% interest in Boleo and since the above mentioned financing, the Company has been focused on completing the DFS on Boleo.

Highlights of the 2005 3rd Quarter Report include:

- Completion of an Independent Preliminary Assessment, in accordance with National Instrument 43-101, of the El Boleo Project (see News Release dated September 13, 2005) including the results of a Preliminary Economic Assessment ("PEA")of the property. The PEA indicates that at base case metal prices of US$0.95 per pound copper, US$0.45 per pound zinc and US$12.00 per pound cobalt (and not including any credit for possible manganese carbonate production) the economics of the project are sufficiently robust that it warrants continuing development to completion of the Definitive Feasibility Study.

- Mine Trial – As part of the Definitive Feasibility Study on the El Boleo Property management has elected to conduct a trial underground mine at the property. Initial portal development was completed earlier in the year and underground mining equipment was sourced during the third quarter for the test mine. The test mine will consist of approximately 400 meters of development headings (development headings are actually 244 meters + 165 meters of production crosscuts for a total of 409 meters from which a series of test panels will be mined utilizing a bord and pillar mining method. Development headings are being driven primarily in the ore horizon utilizing a continuous mining.

Development of an approximate 5 meter wide by 4.5 meter high main access and development drift was commenced in late October 2005. It is expected that the main drive (approximately 169 metres) will be completed in early December. Mining of a 60 metre monitoring drift will commence thereafter followed by an initial 58 metre crosscut drift to develop the first set of mining panels ("Wings"). Three parallel crosscut drifts will be sequentially developed and mine panels mined as part of the test mine. See schematic mine plan below.



2050 N
2000 N
-2800 E
-2750 E
-2700 E
-2650 E
Truck Bay / Refuge (removed from design due to faulting)
Main Drive
Truck Bay / Refuge
Crosscut 1
Wings 1
Crosscut 2
Wings 2
Crosscut 3
Wings 3
Monitoring Drive

Legend
Backfill (which comprises part of the mineral resource) from previously mined areas
Portal opening

The Main Drive commenced in the mineralized zone of manto 3, mining both the mineralized clay zone that is in contact with the conglomerate bed on the floor and a mineralized breccia zone immediately above the clay horizon. At approximately 30 meters of advance from the portal an area of old workings and a localised fault were encountered. The fault displaced the mineralized manto and breccia downward approximately 2.5 – 3.0 metres exposing an un-mineralised sandstone horizon in the face of the drift. Development has continued in the sandstone, through development headings from earlier mining operations and areas of previous mining that have been backfilled (pink zones in the above map) with what in the original mine was mineralized material below the then economic grade for mining (approx 3.4 – 4% copper). The Main Drive has advanced approximately 75-80 metres and will be driven a further 80 metres before commencing the 60 metre Monitoring Drive and the 58 metre crosscut 3. Mining of "Wings 3" is not expected to occur until early to mid- January 2006. Development has progressed slower than originally anticipated as a result of numerous equipment failures and related mechanical difficulties.

Work to date has demonstrated that the continuous mining machine is easily able to mine the mineralized mantos and un-mineralized hangingwall waste that may also be mined in development of mineralized areas. In addition, in most areas of development the "back" (the roof above the development) has been relatively competent and has only required minimal ground support (by roof bolting). Areas of localized faulting that have also included voids beside the Main Drive from previous mining as well as old underground roadways required more significant ground support to be installed but can be mined, albeit at a slower rate.

The clayey nature of the mineralized mantos has presented challenges in material handling with the equipment being utilized as the moist nature of the clay tends to cause it to build up on conveying surfaces on the continuous mining machine. Being aware of this problem will allow modifications to be made to the design of production equipment.

Representatives of AMDAD and Agapito will be on site during December to commence the installation of ground monitoring equipment to provide geotechnical data to assist in mine design and to conduct various studies to extrapolate development and production rates achieved in the test mine to rates that should be achievable with appropriately designed equipment in actual mining operations.

US$1.5 million has been budgeted for the trial.
As of September 30, 2005, the Company had working capital of $759,516, which is not sufficient to satisfy the costs related to the completion of the DFS and current general and administrative activities for the 2005 fiscal year. Subsequent to September 30th, 2005 the Company announced that it is proceeding with a combination of brokered and non-brokered private placements to raise up to $3.2 million. The placement is being closed in tranches and it is expected the offering should be concluded by early December 2005.

Results of Operations

For the Third Quarter Ended September 30, 2005

Operations

The Company is still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the third quarter ended September 30, 2005, the Company recorded a net loss of $2,313,964 or $0.04 loss per share. Cumulatively for the nine month period, the Company had net loss of $5,827,632 or $0.10 loss per share. In comparison, the Company had net loss of $2,436,996 and $2,937,680 respectively for the third quarter and nine month period last year. The results show the effect of substantially higher exploration and administrative activities in 2005 compared with the comparative period last year.

Exploration Expenses

The Company incurred $1,496,653 of exploration expenses in the quarter ended September 30, 2005 and $3,967,963 for the nine month period. With the completion of the $10 million financing in April 2004, the Company has been focused on completing the DFS on the Boleo Property. The majority of the exploration expenses in the current quarter related to environmental consulting, feasibility studies, drilling and other professional or consulting fees in connection with the Boleo property.

General and Administrative Expenses

In this third quarter, the Company granted 1,520,000 stock options to directors and consultants of the company. The exercise price of other stock options was reduced. For the nine month period, stock option expenses amounted to $918,674 which accounted for 50% of the total general and administrative expenses.

The Company incurred $90,708 in management and consulting fees in the third quarter of 2005 and $256,707 for the nine month period. A consulting fee of $80,818 was paid to a financial

consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project. Consequently, management and consulting fees for the nine month period increased from the comparable nine month period last year.
Transactions with Related Parties

For the nine month period ended September 30, 2005, the Company paid $348,492 management and consulting fees to companies controlled by officers and directors of the Company. Of this amount, $95,933 was included in general and administrative expenses and the balance included in exploration expenses. The Company also paid $32,754 of rent expense to related companies, which are controlled by directors and officers, for shared office facilities.

All the above charges are on terms and conditions similar to non-related parties.

Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Dec 31, 2003	Q1 Mar 31, 2004	Q2 June 30, 2004	Q3 Sept 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005	Q2 June 30, 2005	Q3 Sept 30, 2005
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)
Per Share	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)
Per Share Fully Diluted	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)

Net income or loss:

Total	$(193,717)	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(2,313,964)
Per Share	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.04)
Per Share Fully Diluted	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.04)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's quarterly results are the amount and extent of exploration and operating activities in the quarters. Since completion of the $10 million equity financing on April 20, 2004, exploration and operating activities increased significantly as reflected in higher net loss in each quarter thereafter.

Liquidity and Capital Resources

For the quarter ended September 30, 2005, the Company had negative cash outflow of $1,699,859 from exploration and administrative activities compared to negative cash outflow of $1,253,091 in the comparable quarter. The increase in cash outflow was attributed to significantly higher exploration and commencement of a test mine operation on the Boleo property.

In terms of investment activities, the Company utilized $208,005 to acquire mining equipment for use at and to develop the test mine site. The Company also repaid $7,401 from amounts due from a related company during the third quarter of 2005.

In the third quarter ended September 30, 2005, the Company received $400,172 from the exercise of share purchase warrants.

As an exploration stage company, the Company continues to rely on equity or debt financing to meet the ongoing cash requirements of the Company. The Company is investigating the possibility of raising additional capital through debt or equity financing arrangements and, although management has successfully raised significant amounts of capital in the past, there can be no assurance that it will be able to raise additional capital in the future.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalled $54,000 in fiscal 2005 and $72,000 in fiscal 2006.

The Company has committed to an operating lease for office space for a term of 63 months from July 2005 to September 2010 with minimum lease payment of $74,480 per annum.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of DFS budgeted at approximately CDN $8.9 million. The Bateman Agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to

the DFS. The completed DFS is estimated to cost approximately US$10,992,000 (CDN$13,700,000), of which approximately CDN$5,700,000 has been incurred to date.

Financial instruments and Risk Factors

As of September 30, 2005 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Outlook

The Company is actively proceeding with the DFS of the Boleo Property in order to develop a mine at the Boleo Property with an overall objective of maximizing production output and minimizing capital and operating costs.

Caution on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

John W. Greenslade

John W. Greenslade, President

For further information please contact John Greenslade, President at 604-685-2323

Exhibit 3

BAJA MINING CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter Ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

Baja Mining Corp.
Interim Consolidated Balance Sheets
As at September 30, 2005 and December 31, 2004
Stated in Canadian Dollars
(Unaudited-Prepared by Management)

ASSETS	**September 30, 2005**	**December 31, 2004**
	(Unaudited)	(Audited)
Current		
Cash	$ 523,746	$ 1,098,382
Short term deposits	545,000	4,150,000
Accounts receivable and advances	167,313	176,981
Other receivables	18,345	34,990
Prepaid expenses and other	57,924	-
	1,312,328	5,460,353
Mineral properties and mining concessions *(Note 3)*	757,793	757,793
Property, plant and equipment, net of amortization *(Note 5)*	475,361	136,861
	$ 2,545,483	$ 6,355,007

LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 510,399	$ 1,161,195
Due to related parties *(Note 6)*	42,413	47,003
	552,812	1,208,198
SHAREHOLDERS' EQUITY		
Share capital *(Note 4)*	42,341,483	40,582,163
Contributed surplus *(Note 4f)*	2,304,364	1,390,189
Deficit	(42,653,175)	(36,825,543)
	1,992,672	5,146,809
	$ 2,545,483	$ 6,355,007

Nature and Continuance of Operations *(Note 1)*

Commitments *(Note 9)*

APPROVED BY THE DIRECTORS:

"Robert Mouat" ,Director   *"John Greenslade"* , Director

SEE ACCOMPANYING NOTES

Baja Mining Corp.

Interim Consolidated Statements of Loss and Deficit
For the Nine Months Ended September 30, 2005 and 2004
Stated in Canadian Dollars
(Unaudited-Prepared by Management)

	Third Quarter		Cumulative	
	3 months Ended Sept. 30, 2005	3 months Ended Sept. 30, 2004	9 months Ended Sept. 30, 2005	9 months Ended Sept. 30, 2004
Exploration expenses				
Camp, general and travel	191,230	95,876	448,488	204,373
Concession and claim fees	81,388	63,089	155,490	114,698
Drilling	288,552	-	672,203	-
Feasibility studies	397,914	186,159	1,025,116	261,589
Geological and environmental	362,896	2,401	792,924	2,401
Pilot plant costs	4,893	291,328	201,495	316,306
Professional and consulting fees	169,780	223,231	672,247	286,235
Stock-based compensation expense *(Note 4e)*	-	578,382	-	578,382
	1,496,653	1,440,466	3,967,963	1,763,984
General and administrative expenses				
Amortization	11,389	2,099	22,821	5,307
Audit fees and legal fees	50,541	3,295	50,541	38,760
Bank charges	4,838	-	7,612	-
Filing, exchange and transfer agent fees	9,535	7,934	54,230	23,727
Investor relations and marketing consultants	18,195	16,500	69,446	26,000
Management and consulting fees	90,708	72,000	256,707	147,273
Office and general	31,816	14,992	87,371	32,183
Promotion, trade show and marketing	2,338	87,602	32,430	91,045
Rent	35,986	22,500	101,355	37,500
Stock-based compensation expense *(Note 4e)*	436,924	734,459	918,674	734,459
Telephone	4,278	-	17,118	-
Travel	20,974	-	68,613	-
Wages and subcontract	46,302	36,987	146,333	57,147
	763,825	998,368	1,833,252	1,193,401
Loss before other items	(2,260,478)	(2,438,834)	(5,801,215)	(2,957,385)
Foreign exchange gain (loss)	(56,353)	(35,861)	(48,637)	(47,969)
Interest income and other	2,867	37,699	22,220	67,674
Net loss for the period	(2,313,964)	(2,436,996)	(5,827,632)	(2,937,680)
Deficit - beginning of period	(40,339,211)	(31,934,542)	(36,825,543)	(31,433,858)
Deficit - end of period	$ (42,653,175)	$ (34,371,538)	$ (42,653,175)	$ (34,371,538)
Basic and diluted loss per share for the period	($0.04)	($0.04)	($0.10)	($0.05)
Weighted average number of shares outstanding	63,748,809	60,164,306	61,148,162	54,569,751

Baja Mining Corp.
Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2005 and 2004
Stated in Canadian Dollars
(Unaudited-Prepared by Management)

	Third Quarter 3 months Ended Sept. 30, 2005	3 months Ended Sept. 30, 2004	Cumulative 9 months Ended Sept. 30, 2005	9 months Ended Sept. 30, 2004
Operating activities				
Net loss for the period	$ (2,313,964)	$ (2,436,996)	$ (5,827,632)	$ (2,937,680)
Items not involving cash:				
Amortization	11,389	2,099	22,821	5,307
Stock-based compensation expense	432,426	1,312,841	914,176	1,312,841
	(1,870,149)	(1,122,056)	(4,890,635)	(1,619,532)
Net changes in working capital balances				
Accounts receivable and advances	7,882	(2,999)	9,667	(36,621)
Prepaid expenses and other	1,836	254	(57,924)	99,232
Accounts payable and accrued liabilities	160,572	(128,290)	(650,797)	15,652
	(1,699,859)	(1,253,091)	(5,589,689)	(1,541,269)
Investing activities				
Repayment from related party	7,401	-	16,645	-
Acquisition of property, plant and equipment	(208,005)	(48,014)	(361,322)	(70,076)
	(200,603)	(48,014)	(344,676)	(70,076)
Financing activities				
Net proceeds from issuance of common shares	404,670	48,828	1,759,320	9,018,448
Advances from (repayment) to related parties	-	(16,731)	(4,590)	(765,020)
	404,670	32,097	1,754,730	8,253,428
Increase (decrease) in cash and equivalents	(1,495,792)	(1,269,008)	(4,179,635)	6,642,083
Cash and equivalents - beginning of period	2,564,539	7,967,095	5,248,382	56,004
Cash and equivalents - end of period	$ 1,068,747	$ 6,698,087	$ 1,068,747	$ 6,698,087
Represented by:				
Cash	523,746	638,263	523,746	638,263
Short term deposits	545,000	6,059,824	545,000	6,059,824
Cash and equivalents	$ 1,068,747	$ 6,698,087	$ 1,068,747	$ 6,698,087

Note 1 Nature and Continuance of Operations

Baja Mining Corp., formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Note 2 Summary of Significant Accounting Policies

These unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's significant subsidiary is Mintec International Corporation and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V. All significant inter-company transactions and balances have been eliminated.

(b) Management Estimates

These consolidated financial statements have been prepared in accordance Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (continued)

(c) Fair Market Value of Financial Instruments

The Company's financial instruments consist of cash, short-term deposits, accounts receivable and advances, accounts payable and amounts due from and to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk *(Note 2(d))*.

(d) Foreign Currency Translation and Currency Risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at September 30, 2005, the Company has the following foreign denominated financial instruments:

	Foreign Amount	Canadian Equivalent
Cash in U.S. dollars	296,405	344,156
Cash in Mexican pesos	542,830	58,408
Value added taxes recoverable in Mexican pesos	218,535	23,514
Payroll taxes payable in Mexican pesos	48,705	5,421

Stated in Canadian Dollars

Note 3 Resource Property Costs

Details of cumulative expenditures on the Boleo Project are as follows:

	September 30, 2005	December 31, 2004
Camp and general and travel	$ 1,018,373	$ 569,885
Concession fees and other	1,774,406	1,618,916
Drilling	7,857,452	7,185,249
Ecological	1,034,426	1,034,426
Feasibility studies and pilot plant costs	2,585,900	1,638,187
Geological and environmental	7,405,010	6,333,188
Hydrological	56,186	56,186
Management fees	2,893,966	2,893,966
Metallurgical	6,771,860	6,771,860
Payroll and social security	1,259,261	1,259,261
Professional and consulting fees	3,563,013	2,890,766
Roads	687,494	687,494
Stock-based compensation expenses	578,382	578,382
	$ 37,485,729	$ 33,517,766

Stated in Canadian Dollars

Note 4 Share Capital

(a) Authorized:

200,000,000 common shares without par value

(b) Details of transactions are as follows:

	Shares	Amount
Balance – December 31, 2003	6,153,604 $	31,577,900
Shares issued (i)	600,000	-
Shares issued on reverse takeover transaction	40,000,000	46,371
Private placement	10,666,666	8,000,000
Private placement	2,666,666	2,000,000
Shares issued for agent's fees	77,370	58,028
Share issuance costs	-	(1,116,813)
Shares issued on exercise of stock options	20,000	4,400
Fair value of options exercised	-	5517
Shares issued on exercise of warrants	52,000	6,760
Balance – December 31, 2004	60,236,306	40,582,163
Private placement, net *(Note 4c)*	2,100,000	1,160,700
Shares issued on exercise of warrants –$1.15	33,000	37,950
Shares issued on exercise of warrants –$0.13	1,200,000	156,000
Shares issued on exercise of warrants –$0.13	3,010,550	391,372
Shares issued on exercise of stock options	40,000	8,800
Fair value of options exercised	-	4,498
Balance – September 30, 2005	66,619,856 $	42,341,483

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The amount of share capital proceeds, to the date of the reverse takeover, represents that share capital proceeds of Mintec and is not related to the issuance of the shares by First Goldwater Resources Inc. As a result, although First Goldwater Resources Inc. issued 600,000 in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by First Goldwater Resources Inc. are included in the net assets acquired by Mintec in the reverse takeover transaction.

Stated in Canadian Dollars

Note 4 Share Capital - (continued)

(c) Private Placements:

Two private placements were executed in March 2005 and closed in June 2005. These private placements were initially agreed at $0.75 per Unit but were subsequently reduced to $0.60 per Unit: 1) The Company agreed to 2,000,000 Units at $0.60 per Unit for gross proceeds of $1,200,000. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. A finder's fee of $92,500 was paid in accordance with the TSX Venture Exchange policy. 2) An additional 100,000 Units at a price of $0.60 per Unit for gross proceeds of $60,000 were authorized for issuance on March 21, 2005 and closed on June 7, 2005. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share.

	Shares		Amount
Private placement	2,000,000	$	1,200,000
Share issuance costs-finder fees & exchange fees	-		(99,300)
Private placement	100,000		60,000
Total	2,100,000	$	1,160,700

(d) Warrants:

As at September 30, 2005 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,050,000	$1.15	June 7, 2010
6,666,666	$1.15	April 20, 2009
666,666	$0.75	October 19, 2005
8,383,332		

Stated in Canadian Dollars

Note 4 Share Capital - (continued)

(e) Stock Options:

As at September 30, 2005 the following stock options are outstanding:

Number	Exercise Price	Expiry Date
200,000	$0.22	October 1, 2005
1,530,000	$0.35 (granted at $0.75)	March 22, 2009
495,000	$0.35 (granted at $0.75)	May 17, 2009
225,000	$0.35 (granted at $0.75)	July 22, 2009
620,000	$0.35 (granted at $0.75)	August 13, 2009
100,000	$0.35 (granted at $0.75)	August 20, 2009
1,000,000	$0.35 (granted at $0.75)	March 15, 2010
310,000	$0.35 (granted at $0.75)	April 12, 2010
150,000	$0.35 (granted at $0.60)	June 1, 2010
1,870,000	$0.35	September 15, 2010
6,500,000		

The Company adopted a stock option plan ("the plan"). In terms of the plan the directors may grant stock options up to a maximum of ten percent of the number of issued shares of the company. Stock options granted to consultants and employees conducting investor relations activities become vested with the right to exercise one-quarter of the options at the date of granting, the remaining options exercisable in equal quantities after six, nine and twelve months subsequent to the grant date. Stock options granted to other employees, consultants, directors and officers are vested immediately.

On September 15, 2005 1,520,000 stock options were granted to directors and consultants of the company at an exercise price of $0.35. A further 350,000 stock options were granted to investor relations consultants at an exercise price of $0.35.The fair value of options granted was estimated using the Black-Scholes option pricing model. As a result, stock based compensation expenses in the amount of $436,924 have been recognised and charged to general and administrative expenses, with the offsetting amount recorded against contributed surplus. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, subject to the approval of disinterested shareholders of the company. A revaluation of options, granted but not yet exercised, and which are subject to this amendment, has been performed. In the opinion of the directors, no adjustment to the contributed surplus is necessary.

Stated in Canadian Dollars

Note 4 Share Capital – (continued)

(e) Stock Options – (continued):

The fair value of the stock options granted has estimated at the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model for the current stock based compensation expenses uses the following assumptions:

Risk free interest rate	3.51%
Dividend yield	0%
Expected volatility	68.26%
Weighted average expected stock option life	5 years

(f) Contributed Surplus

Balance – December 31, 2004	$	1,390,188
Stock-based compensation - March 2005		375,620
Stock-based compensation - June 2005		106,130
Stock-based compensation - September 2005		436,924
Fair value of options exercised		(4,498)
Balance – September 30, 2005	$	2,304,364

(g) Escrow Shares

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec International Corporation were placed into escrow and will be released from escrow over a three-year period. The three-year release period includes 4,000,000 shares released upon exchange approval and 6,000,000 shares released every six months thereafter.

A pooling agreement also covers the escrow shares, whereby 50% of these shares will be released by April 20, 2005, a further 25% of these shares will be released by October 20, 2005, and the remaining shares will be released by April 20, 2006.

As at September 30, 2005, there were 24,000,000 shares remaining in escrow and 8,000,000 escrow shares remain subject to the pooling agreement.

Stated in Canadian Dollars

Note 5 Property, Plant and Equipment

Details are as follows:

	September 30, 2005	December 31, 2004
Computer equipment and software	$ 127,032	$ 113,302
Leasehold improvement	101,558	-
Machinery and equipment	135,670	12,395
Mining equipment	86,263	41,945
Office equipment and furniture	73,577	49,422
Transportation equipment	32,923	32,923
Warehouse	93,069	38,784
	650,093	288,771
Accumulated amortization	(174,732)	(151,910)
	$ 475,361	$ 136,861

Note 6 Related Party Transactions

(a) During the nine months ended September 30, 2005 and 2004, the Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2005	2004
Project management fees and management fees paid/accrued to companies controlled by directors and officers of the Company	$ 348,492	$ 83,273
Legal fees accrued/paid to a law firm whose partner is a director and officer of the Company	-	95,363
Financing fees paid to a Company controlled by a director and officer of the Company	-	65,000
Rent and administration paid to companies with directors in common	32,754	15,000
Salaries and wages paid to employees related to a director of the Company	50,404	-
	$ 431,650	$ 258,636

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Stated in Canadian Dollars

Note 6 Related Party Transactions – (continued)

(b) The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	September 30 2005	December 31, 2004
Tek Terra Corporation	$ 42,413	$ 42,413
Minera Terra Gaia, S.A.de C.V.	-	1,945
A law firm in which an insider is a partner	-	2,645
Total	$ 42,413	$ 47,003

The amounts are non-interest bearing, unsecured and are payable on demand.

Note 7 Segmented Information

The company's only business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the nine months ended September 30, 2005 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 3,967,963	$ 3,967,963
Net loss	$ 2,048,417	$ 3,743,215	$ 5,827,632
Total assets	$ 878,940	$ 1,666,543	$ 2,545,483

The breakdown by geographic region for the nine months ended September 30, 2004 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 1,763,984	$ 1,763,984
Net loss	$ 586,464	$ 2,351,216	$ 2,937,680
Total assets	$ 6,316,640	$ 1,297,678	$ 7,614,318

Stated in Canadian Dollars

Note 7 Segmented Information – (continued)

The breakdown by geographic region for the three months ended September 30, 2005 is as follows:

		Canada		Mexico		Consolidated
Exploration expenses	$	-	$	1,496,653	$	1,496,653
Net loss	$	1,284,446	$	1,065,518	$	2,313,964
Total assets	$	878,940	$	1,666,543	$	2,545,483

The breakdown by geographic region for the three months ended September 30, 2004 is as follows:

		Canada		Mexico		Consolidated
Exploration expenses	$	-	$	1,440,466	$	1,440,466
Net loss	$	448,879	$	1,988,117	$	2,436,996
Total assets	$	6,316,640	$	1,297,678	$	7,614,318

Note 8 Commitments

(a) On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. ("Bateman") to complete the Final Feasibility Study on the Boleo Project, with an estimated contract amount of $8.9 million. The Final Feasibility Study is scheduled to complete by December 2005 and the agreement may be terminated upon 30 days prior written notice. Termination would then be effective as of that date and Bateman would be owed for all services completed to that date. As at September 30, 2005, the Company has paid or accrued a total of approximately $3.8 million under the agreement, for a remaining terminable commitment of $5.1 million.

(b) The Company signed a number of management and consulting agreements with directors and officers of the Company. The future commitments under these contracts are $54,000 in 2005 and $72,000 in 2006.

Stated in Canadian Dollars

Note 8 Commitments – (continued)

(c) In July 2005, the Company signed a lease agreement for office space for a term of 63 months from July 2005 to September 2010; and is committed to future minimum lease payments for the years ended September 30 as follows:

		Amount
2006	$	74,480
2007		74,480
2008		74,480
2009		74,480
2010		74,480
	$	372,400

BAJA MINING CORP
Management Discussion and Analysis
QUARTERLY REPORT – September 30, 2005

This Management's Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp's financial results for the second quarter ended September 30, 2005. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes to the unaudited interim consolidated financial statements.

1.1 Date of Report: November 29, 2005

1.2 Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp. (the "Company") is involved in the development of the Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), owns a 100% interest in a copper-cobalt-zinc-manganese mineral deposit (the Boleo property). Since the completion of the above-mentioned financing, the Company has been focused on completing a Definitive Feasibility Study on the Boleo property.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia Baja California Sur, Mexico. Over the last twelve years, approximately CAD $33 million has been spent on exploration and pre-feasibility studies on the Boleo Project. Since completing a $10 million financing in April 2004, the Company has been actively proceeding to complete a Definitive Feasibility Study ("DFS"), under the direction of Bateman Engineering Inc. Canada ("Bateman"), with assistance primarily from Bateman's office in Brisbane, Australia. The DFS is scheduled to be completed in June 2006. The DFS is focused on the development of an underground mine, supplemented in some years with partial production from a series of low strip ratio open pits, at a currently estimated production rate of 2.6 million dry tonnes of run-of mine ore to produce up to 50,000 tonnes per year of cathode copper, 2,000 tonnes per year of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate), up to 23,000 tonnes of zinc sulphate per year, and possibly 35,000 to 65,000 tonnes of manganese (as manganese carbonate) per year.

Current Development in the Third quarter ended September 30, 2005

Preliminary Economic Assessment

In August 2005, a "Preliminary Assessment"[1] of the El Boleo Project was published which included the results of a Preliminary Economic Assessment ("PEA") of the El Boleo Property (see News

[1] The PEA is contained within a National Instrument 43-101 report dated August 12, 2005 entitled "A Preliminary Assessment of the El Boleo Copper Cobalt Project", Baja California South, Mexico, prepared for

Release dated September 13th, 2005). The PEA of the El Boleo project indicates that the project is sufficiently robust that it warrants continuing development to completion of the Definitive Feasibility Study ("DFS").

The PEA of the El Boleo project is based upon the following:

- the Mineral Resource Estimate for copper, cobalt and zinc prepared by independent geological consultants Hellman and Schofield Pty Ltd of Sydney, Australia;
- the process flowsheet developed by independent consultants Bateman Engineering Pty Ltd., of Brisbane, Australia, and recoveries of copper, cobalt and zinc achieved during the Phase 1 pilot plant testing program at SGS Lakefield Research Ltd., Lakefield, Ontario, conducted under the guidance of Bateman and factored plant capital and operating costs developed by Bateman;
- the Mine Design and Preliminary Production Schedule (utilizing base case metal prices) and mine capital and operating costs developed by independent mining consultants Australian Mine Design and Development ("AMDAD") of Sydney, Australia; and
- Base case metal prices of copper - US$0.95 per pound, cobalt – US$12.00 per pound and zinc - US$0.45 per pound .

Financial modeling based on the current, un-optimized preliminary mine schedule indicates that the project is potentially attractive at base case metal prices. Modeling at base case metal prices shows that the project could generate net after tax profit of US$761.3 million, with a discounted present value of US$307.6 million at a 6% discount rate, over an initial projected 20 year mine life.

The current base case is for annual mine production to deliver 3.5 million wet tonnes (2.6 million dry tonnes) of run-of mine ore per year to the process facility; with maximum annual metal production of 50,000 tonnes of copper, 2000 tonnes of cobalt and 23,000 tonnes of zinc sulphate. Capital cost of the construction of the mine and mill complex is currently estimated at US$292 million and total operating costs (including general and administrative expenses) at US$19.90 per dry tonne of ore feed. The current PEA does not include economics for the production of manganese carbonate as an additional by-product which is currently under a technical, marketing (off-take) and financial review.

A financial model was created utilizing the current mine production schedule over an initial 20 years, the associated diluted metal grades based on the H&S geological resource and AMDAD mine schedule, metal recoveries from the Phase I pilot plant, capital and operating costs as set out herein and base case metal prices of copper US$ 0.95/lb, cobalt US$ 12.00/lb and zinc US$ 0.45/ lb. In addition, sensitivity analysis was also conducted at various increased metal prices.

The effective sensitivity of the project to metal price is summarized in the following sensitivity table.

Baja Mining Corp. by independent Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA,CPMin, of AMDAD, Michael Holmes, MSAIMM, PrEng., of Bateman, John Greenslade, BASc, M.Eng., P.Eng., LLB, and Don Hunter, FAusIMM, MIOM,CPEng, C.Eng. (the "Bateman Preliminary Assessment"). The Preliminary Economic Assessment (the "PEA") contained in the Bateman Preliminary Assessment was prepared by John Greenslade, President of the Company and a non-independent Qualified Person. The PEA was reviewed by Don Hunter, FAusIMM, MIOM,CPEng, C.Eng., to provide for necessary independence under N.I. 43-101. The entire report is available under the Company's profile at www.sedar.com or on its website www.bajamining.com.

SENSITIVITY TO METAL PRICES						
Metal price US$/pound			IRR	Net Present Value Million US$		
Copper	Cobalt	Zinc	(%)	6% discount	8% discount	10% discount
$0.95	$12.00	$0.45	21.2	$307.6	$226.2	$164.3
$1.05	$14.00	$0.55	25.6	$418.1	$317.0	$239.9
$1.15	$16.00	$0.65	29.7	$528.0	$407.3	$314.9
$1.64*	$13.10	$0.54	37.6	$715.1	$564.1	$448.4

*Note : Current cash prices as of July 13, 2005 – Copper US$ 1.64/lb, Cobalt US$ 13.10/lb, Zinc US$ 0.54/lb.

The potential revenue stream from cobalt and zinc sulphate (based upon contained zinc metal content), at base-case metal prices, generates sufficient revenue to cover all operating costs resulting in net annual copper metal production cost of zero cents ($0.00) per pound of LME grade copper produced. The following table provides base case highlights of the PEA.

Preliminary Economic Assessments – Base Case Highlights	
Preliminary Mine Production Schedule	2,600,000 dry tonnes per year (7,246 dry tonnes per day
Cut-off grade (with dilution)	1.1% copper equivalent
Average grade	2.5% copper equivalent
Capital Cost	US$292 million
Operating Cost	US$19.90/tonne of ore
Metal Prices	Copper – US$0.95/lb. Cobalt – US$12.00/lb Zinc - US$0.45/lb
(After tax) Internal rate of return (IRR)	21.2%
(After tax) Present Value (Millions)	US$307.6 @6% discount rate US$226.2 @8% discount rate US$164.3 @10% discount rate

The Preliminary Economic Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus there is no certainty that the preliminary assessment will be realized.

Underground Mine Trial

As part of the Definitive Feasibility Study on the El Boleo Property management has elected to conduct a trial underground mine at the property. Initial portal development was completed earlier in the year and underground mining equipment was sourced during the third quarter for the test mine. The test mine will consist of approximately 400 meters of development headings (development headings are actually 244 meters + 165 meters of production crosscuts for 409 total meters) from which a series of test panels will be mined utilizing a bord and pillar mining method. Development headings are being driven primarily in the ore horizon utilizing a continuous mining machine (a 54 tonne DOSCO 1300 roadheader), similar to those used in coal, potash and salt mines. For more information on this method please visit: http://www.bajamining.com/projects/mining_methods.

The test mining area selected represents most of the underground conditions likely to be encountered during actual mining operations over the initial 20 year mine life and will provide the Company with valuable information on how this high production, mechanized method will work, as well as providing

valuable insight into equipment selection and possible modifications needed to conventional continuous mining machines to adequately deal with the high clay content of the mineralized material being mined and processed.

Inspection of the mantos (a flat lying, bedded, sedimentary deposit) in drill core and in recent underground exposures by geotechnical consultants and mining experts retained by the Company suggests that conventional continuous miners should be able to achieve very high production rates. The Company recognised the importance of understanding how the proposed systems will perform through a range of conditions such as in previously mined areas and in areas of steeper dips, undulating floors or faulting. The test mine site is in Manto 3.

The site was selected because:

- Manto 3 in this area has a range of working heights similar to the proposed initial production areas.
- The entries are off a steep hillside so that a reasonable working depth of 60 to 70 metres can be reached with minimal development.
- The local manto dips of 8° to 10° are similar to the proposed production areas.
- The planned development and pillar extraction sites include both virgin ground and previously mined areas.
- It is adjacent to a major regional fault which has a vertical displacement of 7 metres. It is planned to drive at least one heading through the fault to assess ground stability.

The test mine was designed by Australian Mine Design & Development (AMDAD), a consultant specialising in the design of high production Australian coal mines - utilising continuous miners and both longwall and shortwall production units. The test is being conducted with the assistance of Agapito Associates, a specialist geotechnical and mining consultant. It is designed to provide information regarding:

- Mining geotechnical conditions. Monitoring of the roof, floor and side walls during and after mining will provide data for qualitative and numerical modelling of the manto and surrounding strata. This will provide a basis for designing development and production pillar sizes and extraction sequences and will assist in determining the suitability of the mantos for shortwall mining.
- Assessment of ground support requirements. In particular it will gauge the effectiveness of rock bolting as the primary support mechanism.
- Continuous miner productivity. Cutting rates will be measured by AMDAD and used for modelling production designs and calibrated against similar conditions in currently operating mines.
- Assessment of the manto material response to mining. This is to gauge the potential issues for mine production, trafficability of the underground roadways and materials handling on the conveyors.

Development of an approximate 5 meter wide by 4.5 meter high main access and development drift was commenced in late October 2005. It is expected that the main drive (approximately 169 metres) will be completed in early December. Mining of a 60 metre monitoring drift will commence thereafter followed by an initial 58 metre crosscut drift to develop the first set of mining panels ("Wings"). Three parallel crosscut drifts will be sequentially developed and mine panels mined as part of the test mine. See schematic mine plan below.


2050 N
2000 N
-2800 E
-2750 E
-2700 E
-2650 E
Truck Bay / Refuge (removed from design due to faulting)
Main Drive
Truck Bay / Refuge
Monitoring Drive
Crosscut 1
Wings 1
Crosscut 2
Wings 2
Crosscut 3
Wings 3

Legend

Backfill (which comprises part of the mineral resource) from previously mined areas

Portal opening

The Main Drive commenced in the mineralized zone of Manto 3, mining both the mineralized clay zone that is in contact with the conglomerate bed on the floor and a mineralized breccia zone immediately above the clay horizon. At approximately 30 meters of advance from the portal an area of old workings and a localised fault were encountered. The fault displaced the mineralized manto and breccia downward approximately 2.5 - 3.0 metres exposing an un-mineralised sandstone horizon in the face of the drift. Development has continued in the sandstone, through development headings from earlier mining operations and areas of previous mining that have been backfilled (pink zones in the above map) with what in the original mine was mineralized material below the then economic grade for mining (approx 3.4 – 4% copper). The Main Drive has advanced approximately 75-80 metres and will be driven a further 80 metres before commencing the 60 metre Monitoring Drive and the 58 metre crosscut 3. Mining of "Wings 3" is not expected to occur until early to mid- January 2006. Development has progressed slower than originally anticipated as a result of numerous equipment failures and related mechanical difficulties.

Work to date has demonstrated that the continuous mining machine is easily able to mine the mineralized mantos and un-mineralized hangingwall waste that may also be mined in development of mineralized areas. In addition, in most areas of development the "back" (the roof above the development) has been relatively competent and has only required minimal ground support (by roof bolting). Areas of localized faulting that have also included voids beside the Main Drive from previous mining as well as old underground roadways required more significant ground support to be installed but can be mined, albeit at a slower rate.

The clayey nature of the mineralized mantos has presented challenges in material handling with the equipment being utilized as the moist nature of the clay tends to cause it to build up on conveying

surfaces on the continuous mining machine. Being aware of this problem will allow modifications to be made to the design of production equipment.

Representatives of AMDAD and Agapito will be on site during December to commence the installation of ground monitoring equipment to provide geotechnical data to assist in mine design and to conduct various studies to extrapolate development and production rates achieved in the test mine to rates that should be achievable with appropriately designed equipment in actual mining operations.

US$1.5 million has been budgeted for the trial.

As of September 30, 2005, the Company had working capital of $759,516 which is not sufficient to satisfy the costs related to the completion of the DFS and current general and administrative activities for the 2005 fiscal year. Subsequent to September 30th, 2005 the Company announced that it is proceeding with a combination of brokered and non-brokered private placements to raise up to $3.2 million. The placement is being closed in tranches and it is expected the offering should be concluded by early December 2005.

1.3 <u>Results of Operations For the Third Quarter Ended September 30, 2005</u>

Operations

The Company is still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the third quarter ended September 30, 2005, the Company recorded a net loss of $2,313,964 or $0.04 loss per share. Cumulatively for the nine month period, the Company had net loss of $5,827,632 or $0.10 loss per share. In comparison, the Company had net loss of $2,436,996 and $2,937,680 respectively for the third quarter and nine month period last year. The results show the effect of substantially higher exploration and administrative activities in 2005 compared with the comparative period last year.

Exploration Expenses

The Company incurred $1,496,653 of exploration expenses in the quarter ended September 30, 2005 and $3,967,963 for the nine month period. With the completion of the $10 million financing in April 2004, the Company has been focused on completing the DFS on the Boleo Property. The majority of the exploration expenses in the current quarter related to environmental consulting, feasibility studies, drilling and other professional or consulting fees in connection with the Boleo property.

General and Administrative Expenses

In this third quarter, the Company granted 1,520,000 stock options to directors and consultants of the company at an exercise price of $0.35. A further 350,000 stock options were granted to investor relations consultants at an exercise price of $0.35. The fair value of options granted was estimated using the Black-Scholes option pricing model. As a result, stock based compensation expenses in the amount of $918,674 have been recognised and charged to general and administrative expenses, accounting for 50% of the total general and administrative expenses. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, subject to the approval of disinterested shareholders of the company. A revaluation of options, granted but not yet exercised, and which are subject to this amendment, has been performed. In the opinion of the directors, no adjustment to the contributed surplus is necessary.

The Company incurred $90,708 in management and consulting fees in the third quarter of 2005 and $256,707 for the nine month period. A consulting fee of $80,818 was paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project. Consequently, management and consulting fees for the nine month period increased from the comparable nine month period last year.

1.4 Transactions with Related Parties

For the nine month period ended September 30, 2005, the Company paid $348,492 management and consulting fees to companies controlled by officers and directors of the Company. Of this amount, $95,933 was included in general and administrative expenses and the balance included in exploration expenses. The Company also paid $32,754 of rent expense to related companies, which are controlled by directors and officers, for shared office facilities.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Dec 31, 2003	Q1 Mar 31, 2004	Q2 June 30, 2004	Q3 Sept 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005	Q2 June 30, 2005	Q3 Sept 30, 2005
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Income or loss before discontinued operations and extraordinary items:								
Total	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)
Per Share	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)
Per Share Fully Diluted	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)
Net income or loss:								
Total	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)
Per Share	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)
Per Share Fully Diluted	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's quarterly results are the amount and extent of exploration and operating activities in the quarters. Since completion of the $10 million equity financing on April 20, 2004, exploration and operating activities increased significantly as reflected in higher net loss in each quarter thereafter.

1.6 Liquidity and Capital Resources

For the quarter ended September 30, 2005, the Company had negative cash outflow of $1,699,859 from exploration and administrative activities compared to negative cash outflow of $1,253,091 in the comparable quarter. The increase in cash outflow was attributed to significantly higher exploration and commencement of a test mine operation on the Boleo property.

In terms of investment activities, the Company utilized $208,005 to acquire mining equipment for use at and to develop the test mine site. The Company also repaid $7,401 from amounts due from a related company during the third quarter of 2005.

In the third quarter ended September 30, 2005, the Company received $400,172 from the exercise of share purchase warrants.

As an exploration stage company, the Company continues to rely on equity or debt financing to meet the ongoing cash requirements of the Company. The Company is investigating the possibility of raising additional capital through debt or equity financing arrangements and subsequent to September 30, 2005 has placed 1,976,678 units at $0.35. Although management has successfully raised significant amounts of capital in the past, there can be no assurance that it will be able to raise additional capital in the future.

1.7 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8 Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalling $54,000 in fiscal 2005 and $72,000 in fiscal 2006.

The Company has committed to an operating lease for office space for a term of 63 months from July 2005 to September 2010 with minimum lease payment of $74,480 per annum.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of DFS budgeted at approximately CDN $8.9 million. The Bateman Agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The completed DFS is estimated to cost approximately US$10,992,000 (CDN$13,700,000), of which approximately CDN$5,700,000 has been incurred to date.

1.9 Financial instruments and Risk Factors

As of September 30, 2005 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.10 Outlook

The Company is actively proceeding with the DFS of the Boleo Property in order to develop a mine at the Boleo Property with an overall objective of maximizing production output and minimizing capital and operating costs.

1.11 Caution on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.